FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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REORGANIZATION OF TELMEX'S CORPORATE STRUCTURE

Mexico City, November 14, 2007. Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Board of Directors, in a meeting held today, approved a strategic initiative to divide TELMEX into two separate companies. The initiative calls for TELMEX to spin off all its Latin American businesses, and its Mexican yellow pages business, which already has an international presence, to a new holding company to be called TELMEX INTERNACIONAL.

The proposed spin-off is expected to provide the following:

    To allow each company to operate more efficiently and at the right scale, in Mexico and abroad, in order to allow each of them to operate autonomously for administrative, commercial and financial purposes;

    To improve the competitive position of each company; and

    To tailor further the operations of Telmex in the Mexican telecommunications market, distinguishing its operations in the middle- and high-revenue markets, in which there is competition, from the low-revenue and rural markets, in which there is no competition.

The proposed spin-off will be subject to approval by shareholders. A shareholders' meeting for this purpose will be called after a detailed implementation plan is completed. Full implementation of the plan will be subject to compliance with regulatory requirements in Mexico and other jurisdictions. In accordance with Mexican law, the company will prepare and publish a full description of the proposed spin-off including, among other things, the tax consequences.

TELMEX expects the new holding company to be listed on the Mexican Stock Exchange and in the United States.

As of September 2007, the number of TELMEX lines in service in Mexico reached 18.2 million, located in more than 22,880 communities. Of these lines, approximately 9.8 million are in areas served by competition, in which numerous competitors have offered telecommunications services for the last 11 years. In contrast, 8.3 million lines are located in communities in which no competition exists or are rural areas located in more than 20,930 communities, and these customers generate revenues of approximately P.17,500 million, EBITDA of P.3,000 million and an operating loss of P.1,980 million.

As a result, TELMEX has decided to separate the operation and marketing of its services in these communities, in order to address their particular needs and monitor their development. For that purpose, TELMEX has created a new business unit focused on the oversight and operation of these services.

TELMEX is the leading telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14 , 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. - REORGANIZATION OF TELMEX'S CORPORATE STRUCTURE.